February 1, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Jennifer López-Molina

Scott Stringer

Angela Lumley

Re: Pivotal Holdings Corp

Amendment No. 3 to

Registration Statement on Form F-4

Filed December 23, 2021

File No. 333-259800

Ladies and Gentlemen:

This letter is submitted on behalf of Pivotal Holdings Corp (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated January 21, 2022 (the “Comment Letter”) with respect to the above referenced registration statement on Form F-4 filed with the Commission on December 23, 2021 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 4 to the Registration Statement (the “Amendment No. 4”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 4. All references to page numbers in these responses are to pages of Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-4

Q: What is the PIPE Financing?, page iii

1.

Please briefly describe the “social and environmental policies and practices, certain corporate governance and compliance matters and use of proceeds” conditions to the additional PIPE Financing with EBRD. As a related matter, we note your disclosure that “EBRD will be permitted to terminate its Additional PIPE Subscription Agreement if the Board of Governors of EBRD determines that access by Egypt to EBRD’s resources should be suspended or otherwise modified.” Please clarify the significance of Egypt’s access to EBRD’s resources as it relates to ERBD’s ability to participate in the PIPE financing.

Response: As described in the Registration Statement, pursuant to the subscription agreement between EBRD, SPAC and the Company, EBRD’s commitment to acquire shares of the Company is subject to a condition that the Company first enter into an investment framework agreement pursuant to which the Company will agree to comply with certain institutional requirements of EBRD, including but not limited to social and environmental policies and practices, certain corporate governance and compliance matters and use of proceeds. Based on initial discussions, the Company expects such agreement to be generally consistent with other similar agreements previously executed between EBRD and other companies and include, among other things, a requirement to: (1) maintain procedures designed to prevent money laundering, terrorism financing, fraud or other corrupt or illegal purposes, (2) implement a contractor and supplier management system to assess and monitor environmental and social risks, (3) conduct a gender based violence and harassment risk assessment related to business operations in Egypt, (4) conduct awareness training among management, workers and contractors, (5) establish an internal worker grievance procedure, (6) appoint key account managers to monitor the health and safety performance of partner drivers / captains, (7) use the proceeds from the subscription agreement exclusively for the purpose of operating expenditures, marketing expenses and client acquisition costs relating to the Company’s business in Egypt, (8) comply with other compliance measures and (9) furnish information to EBRD in connection with the foregoing matters.

The additional termination right of EBRD included in the subscription agreement between EBRD, SPAC and the Company is a result of the nature of EBRD’s organization and governing documents. The EBRD is owned by 71 countries (including the United States and Egypt) as well as the European Union and the European Investment Bank. The full list of EBRD shareholders is available on EBRD’s official website. Each shareholder is represented on the Board of Governors, which has overall authority over the Bank. EBRD’s President manages EBRD’s work under the guidance of the Board of Directors. Currently EBRD is active in nearly 40 countries (including Egypt) from central Europe to central Asia and the southern and eastern Mediterranean, plus the West Bank and Gaza.

EBRD is an international financial institution formed by an international multilateral treaty dated May 29, 1990 (the Agreement Establishing the European Bank for Reconstruction and Development). Under Article 8.3 of the Agreement Establishing EBRD, “[i]n cases where a member might be implementing policies which are inconsistent with . . . this Agreement, or in exceptional circumstances, the Board of Directors shall consider whether access by a member to Bank resources should be suspended or otherwise modified and may make recommendations accordingly to the Board of Governors. Any decision on these matters shall be taken by the Board of Governors by a majority of not less than two-thirds of the Governors, representing not less than three-fourths of the total voting power of the members.”

EBRD has advised the Company that it is accordingly a standard provision of EBRD financing agreements to include a provision that would allow EBRD to suspend or cancel disbursement of its funds if the Board of Governors of EBRD has decided (in accordance with Article 8, paragraph 3 of the Agreement Establishing the EBRD) that access to EBRD’s funds in a particular country of operation should be suspended or otherwise modified. Accordingly, the subscription agreement signed by EBRD in connection with this particular investment includes a provision providing for the termination thereof “if the Board of Governors of EBRD shall have decided in accordance with Article 8, paragraph 3, of the Agreement Establishing the European Bank for Reconstruction and Development that access by Egypt to EBRD’s resources should be suspended or otherwise modified.”

The Company has revised its disclosure on pages iv, 147 and 177 to reflect the foregoing summary.

2.

We note your disclosure that “under the terms of one of the other Additional PIPE Subscription Agreements, representing an aggregate purchase price of $2.0 million, the applicable Additional PIPE Investor is entitled to satisfy its obligations to purchase Holdings Common Shares A by purchasing SPAC Class A Ordinary Shares in open market transactions or private purchases and agreeing not to exercise redemption rights with respect to such [securities].” Please identify the PIPE Investor.

Response: The Company respectfully advises the Staff that the Company has terminated the Additional PIPE Subscription Agreement representing an aggregate purchase price of $2.0 million, which agreement was with ACM ARRT VII B, LLC, the counterparty to the Forward Purchase Agreement, and corresponding updates have been made in Amendment No. 4.

3.

We note your disclosure that “it is possible that the closing of the sale of Holdings Common Shares A under EBRD’s PIPE Subscription Agreement does not occur until after the Closing or at all,” and that “[t]he purpose of the PIPE Financing is to raise additional capital for use by the post-combination company following the Closing.” Please revise your risk factor section to discuss the potential risks to your post-combination company if you are unable to close this PIPE transaction.

Response: The Company has revised its disclosure on page 38 to address the Staff’s comment.

Forward Purchase Agreement, page 8

4.

We note your response to comment 7, including your discussion of the transactions related to the Forward Purchase Agreement. We are not persuaded by your response. In this regard, it appears that the Forward Counterparty is a “covered person” pursuant to Rule 14e-5(c)(3)(iv), and the arrangement to buy securities pursuant to the Forward Purchase Agreement has occurred during the offering period. Therefore, it appears that this transaction does not comply with Rule 14e-5. Please advise.

Response: The Company respectfully advises the Staff that the Company has terminated the Forward Purchase Agreement and corresponding updates have been made in Amendment No. 4.

5.	Please amend your disclosure to provide additional detail regarding the Forward Purchase Agreement. In your amended disclosure, please address the following issues:

☐

Please identify the Forward Counterparty, and disclose whether and to what extent the Forward Counterparty has additional interests in the business combination. Please amend your disclosure to clearly describe the benefits the Forward Counterparty will receive under the Forward Purchase Agreement.

☐

Please clearly and prominently disclose the benefits to the Sponsor and its affiliates of executing the Forward Purchase Agreement, including whether and to what extent these agreements ensure that the business combination will be approved, that there is a sufficient amount of cash in the SPAC’s trust account, and/or that the benefits to the Sponsor if the agreement ensures completion of the business combination.

☐

Please amend your “Questions and Answers” disclosure to discuss the material terms of the Forward Purchase Agreement, including the Prepayment Amount, that the company will reimburse the Forward Counterparty up to 50% of the fees it will pay to buy shares in the market, and any other costs to the company of these arrangements. In your discussion, please address that this arrangement will result in another cost particular to the de-SPAC process that would not be anticipated in a traditional IPO. As a related matter, please disclose in your Questions and Answers the risks to your financial condition and the value of your shares if you are required to reimburse the Forward Counterparty for any expenses, and as a result of paying the Prepayment Amount.

☐

Please amend your Questions and Answers Section to disclose whether the Forward Counterparty has agreed to vote in favor of the business combination pursuant to the Forward Purchase Agreement, and quantify the minimum and maximum percentages of shares that would be voted in favor of the business combination pursuant to the Forward Purchase Agreement, as applicable. Please also disclose whether the business combination can be approved without the Forward Purchase Agreement. Make conforming changes to your risk factor disclosure, where appropriate.

☐	Please provide an estimate of the maximum Prepayment Amount.

Response: The Company respectfully advises the Staff that the Company has terminated the Forward Purchase Agreement and corresponding updates have been made in Amendment No. 4.

Background of the Business Combination, page 109

6.

Please amend your “Background of the Business Combination” discussion to include a discussion of the additional PIPE financings and the Forward Purchase Agreement, including the positions of each party and negotiations related to the terms of these agreements.

Response: The Company has revised its disclosure on pages 121, 122 and 123 to address the Staff’s comment. The Company respectfully advises the Staff that the Company has terminated the Forward Purchase Agreement, that no transactions occurred under the Forward Purchase Agreement while such agreement was in effect and that no liabilities were incurred from its termination, except for SPAC’s obligation to pay to the counterparty to the Forward Purchase Agreement its attorney fees and other reasonable expenses in an amount not to exceed $50,000.

Potential Purchases of SPAC Public Shares, page 139

7.

We note your disclosure that “Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates may privately negotiate and enter into transactions with owners of SPAC Public Shares and others to provide them with incentives to not redeem their shares, acquire public shares or vote their public shares in favor of the Business Combination Proposal.” Please confirm that you will disclose prior to your meeting date the number of shares that would have been redeemed but will not be redeemed pursuant to the relevant arrangements or incentives. Please also confirm that you will disclose any arrangements with shareholders to purchase shares, including a detailed description of the terms of these arrangements, including the material terms of share acquisitions, whether the company will be obligated to buy back shares in any way, and the costs to the company of incentivizing these share purchases.

Response: The Company has revised its disclosure on page 141to address the Staff’s comment. Further, the Company confirms, in each case if and to the extent applicable, that it will disclose (i) prior to the meeting date the number of shares that would have been redeemed but will not be redeemed pursuant to the relevant arrangements or incentives and (ii) any arrangements with shareholders to purchase shares, including a detailed description of the terms of these arrangements, including the material terms of share acquisitions, whether the Company will be obligated to buy back shares in any way, and the costs to the Company of incentivizing these share purchases.

Group Structure, page 212

8.

Please file the interim management agreement with the Jordanian national persons holding equity in Swvl Jordan as an exhibit to your registration statement, or tell us why you believe you are not required to do so.

Response: The Company has filed the interim management agreement as Exhibit 10.17 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SWVL

Recent Developments, page 217

9.

Please revise your registration statement to provide context for the preliminary revenue for the three months ended September 30, 2201, including qualitative and quantitative disclosure, by providing estimates for other financial statement line items during the same period, such as costs and expenses, that would balance your disclosure. In this regard, a single financial measure may be considered an incomplete picture of your results of operations or financial condition. As a related matter, please expand your narrative disclosure to provide additional context for the preliminary financial information and metric, Total Bookings, included in this section. Your discussion should address whether trends evidenced in the preliminary financial results are consistent with the trends discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company has revised its disclosure on pages 208 and 209 to address the Staff’s comment.

Key Business and Non-IFRS Measures, page 231

10.	We note your response to prior comment 13. Please provide further information with respect to the information used to calculate your measure of cost per seat.

☐

Please explain how you calculate captain costs, which you describe as amounts paid to drivers for operating your routes on your platform, and compare it to the amount you recognize as a cost to transport your riders in accordance with IFRS as issued by the IASB.

Response: The Company respectfully advises the Staff that it has revised its “Cost per Seat” definition and related disclosures on pages 222 and 223. The revised definition calculates “Cost per Seat” as cost of sales divided by the available seat capacity over the period of measurement. The cost of sales measure used in the Company’s “Cost per Seat” calculation is consistent with the amounts disclosed in the Company’s consolidated statements of comprehensive income, which are presented in accordance with IFRS as issued by the IASB. The Company has also revised its disclosure to remove references to “captain costs” that appeared elsewhere in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

☐

We note that your measure of captain costs excludes captain bonuses and deductions, incentive payments and tolls and fines. Please tell us the amount of these costs and why they have been excluded from your measure.

Response: The Company respectfully advises the Staff that it has revised its “Cost per Seat” definition and related disclosures on pages 222 and 223. The revised definition, which calculates “Cost per Seat” as cost of sales divided by the available seat capacity over the period of measurement, does not include any adjustments to exclude captain bonuses and deductions, incentive payments and tolls and fines.

☐	Please tell us in detail how and where captain costs and total number of seats is captured and supported in your internal systems and communications with your drivers.

Response: The Company respectfully advises the Staff that it has revised its definition of “Cost per Seat” to use cost of sales, rather than captain costs, in its calculation. Cost of sales is an internal measure and is not visible to captains.

The Company further advises the Staff that it has revised the terminology used with respect to Cost per Seat and the total number of seats to provide additional clarity. The Company has renamed its “Cost per Seat” measure to “Cost per Available Seat” and changed references to “total number of seats” to “available seat capacity” to clarify that the “Cost per Available Seat” measure is a function of capacity and does not vary based on utilization. With regards to the calculation of available seat capacity, each vehicle that is registered on the Swvl platform is assigned a seating capacity, which is equal to the maximum number of seats (excluding the driver’s seat) for that particular vehicle. The Company at its own discretion can reduce the number of seats available based on several factors to enhance rider’s comfort experience (i.e., for long-distance trips). For a given measurement period, the Company’s internal system calculates available seat capacity for each vehicle by multiplying together (a) that vehicle’s seating capacity made available and (b) the total number of rides completed by that vehicle over the measurement period. To calculate the overall “available seat capacity,” which is used as the denominator to calculate Cost per Available Seat, the Company’s internal system sums together the available seat capacity for each vehicle across all rides completed on the Swvl platform for a given measurement period.

The available seat capacity is an internal measure and is not visible to captains.

☐	Please tell us the difference between total number of seats and the total number of rides booked by riders used to determine total bookings.

Response: As described above, the Company advises the Staff that it has revised the terminology used with respect to Cost per Seat and the total number of seats to provide additional clarity. The Company’s revised definition of “Cost per Seat,” which we now refer to as “Cost per Available Seat,” is calculated as cost of sales divided by the available seat capacity. The available seat capacity represents the total capacity of rides available on the Swvl platform, and is the aggregate of the number of seats made available on the Swvl platform. This measure includes both used and unused seats on the platform. The Company respectfully refers the Staff to the response above for the explanation on how the available seat capacity is calculated.

Total Bookings is a key performance measure used by the Company to measure utilization across our platform. Total Bookings represents the total number of seats booked by riders and corporate customers and is used to measure the actual volume of seats booked on the Swvl platform and utilized on our fleet. Total Bookings differs from available seat capacity because it excludes unused seats operated on the Swvl platform. Total Bookings is not used in the definition of Cost per Available Seat.

The Company has revised its disclosure on pages 222 and 223 to address the Staff’s comment.

11.

We note your response to prior comment 14. We note that you disclose Total Bookings and Total Ticket Fares and indicate that these are key business or operating measures that you use to evaluate your business, identify trends affecting your business, formulate plans and make strategic decisions. Please tell us in detail how and where this information is captured in your internal systems and whether or not these amounts are readily visible to your customer, which you have identified as the rider.

Response: The Company respectfully advises the Staff that a “booking” is a transaction which occurs when a customer reserves a seat through the Swvl application. Each booking has fields that indicate its type (B2C or B2B) and status (incomplete, complete or canceled). Additionally, each booking has a field that corresponds to the “Ticket Fare,” which is the dollar value of the ride determined via our dynamic pricing model using variables such as utilization, ride time and location, without any adjustment for end-user discounts and promotions.

When a Swvl customer reserves a seat, a booking (including the individual Ticket Fare associated with that booking) is generated to reflect this transaction and is captured in Swvl’s internal database. This data is then made available internally to Swvl through various dashboards for use in business decision and analysis.

Total Bookings is the aggregate of all such individual bookings and represents the total number of seats booked by Swvl customers on the Swvl platform over the measurement period. Total Ticket Fares represents the aggregate of all individual Ticket Fares. Total Bookings and Total Ticket Fares are internal metrics that are not visible to Swvl customers. However, on the Swvl application, each rider is able to view his or her own full history of bookings, including the full invoices associated with such bookings. Each full invoice shows the Ticket Fare, any applicable end-user discounts and promotions, the final payment amount and the mode of payment for each booking. By viewing his or her own history, each Swvl rider is able to see the aggregate number of bookings and total sum of Ticket Fares associated only with such rider’s own history.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SPAC, page 256

12.	Please update your Liquidity and Results of Operations disclosures to include the September 30, 2021 period.

Response: The Company has revised its disclosure on pages 248 and 249 to address the Staff’s comment.

Executive Compensation, page 262

13.	Please update your disclosure to include Swvl’s executive compensation for its most recently completed fiscal year. See Item 6.B. of Form 20-F.

Response: The Company has revised its disclosure on page 253 to address the Staff’s comment.

Beneficial Ownership of Securities, page 289

14.	We note your response to comment 16. Please amend your filing to include the substance of your response as disclosure.

Response: The Company has revised its disclosure on page 284 to address the Staff’s comment.

*    *     *

Should you have any questions or comments with respect to Amendment No. 4 or this letter, please contact Nicholas A. Dorsey at 212-474-1764.

Sincerely, /s/ Nicholas A. Dorsey

Nicholas A. Dorsey

Copy to:

Victoria Grace

    Queen’s Gambit Growth Capital

        55 Hudson Yards, 44th Floor

            New York, NY 10001

Mostafa Kandil

    Youssef Salem

        Swvl Inc.

            The Offices 4, One Central

                Dubai World Trade Centre

                    Dubai, UAE

Brenda Lenahan

    E. Ramey Layne

        Vinson & Elkins L.L.P.

            1114 Avenue of the Americas, 32nd Floor

                New York, NY 10036

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